

Mail Stop 3720

September 14, 2010

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

>   **Re: ITT Educational Services, Inc.**
>   **Form 10-Q for the Quarter Ended March 31, 2010**
>   **Filed April 22, 2010**
>
>   **File No. 1-13144**

Dear Mr. Fitzpatrick:

      We have reviewed your response letter dated August 18, 2010 and your filing and have the following comments. As noted in our letter dated May 7, 2010, we have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your document. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note that you have not disclosed the carrying amount of the PEAKS Guarantee. Please tell us whether you recognized a liability for the guarantee under FASB ASC Section 450-10-25 and how you determined such amount. If no liability was recognized, please tell us your basis for that conclusion and how you determined there was no value to the guarantee.

2. Please tell us how you have considered whether the existence of the PEAKS Guarantee and the likelihood of default would preclude recognizing any portion of your tuition revenues.

3. You have told us that you are immediately writing off a significant portion of the subordinated note receivable as a reduction of revenues. Please provide us with the basis for your accounting treatment. In your response, include an explanation as to whether the discount is related to an allowance for doubtful accounts or a discount to impute interest on the receivable. If it represents a discount to impute interest, please help us understand any unstated rights that you are recognizing in accordance with FASB ASC paragraph 835-30-25-6 in addition to the effective interest rate. If the discount relates to the imputed interest, please provide the disclosures required by FASB ASC paragraph 835-30-45-2 in future filings. If the discount relates to an allowance for doubtful accounts, please provide a roll-forward of that allowance in future filings.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director